UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-145898

ZURVITA HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	26-0531863
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

800 Gessner Rd, Suite 110

Houston, Texas 77024

(713) 464-5002

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐	Rule 15d-6	☐
Rule 12g-4(a)(2)	☑
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(i)	(ii)☐

Approximate number of holders of record as of the certification or notice date:			440

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:	May 21, 2013	By:	/s/ Jay Shafer
Jay Shafer
Co-Chief Executive Officer
Principal Financial and Accounting Officer